MIDWAY GAMES INC.
2704 West Roscoe Street
Chicago, Illinois 60618
773.961.2850 fax 773.961.2299

October 24, 2003

Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Midway Games Inc.—Rule 477 Application for Withdrawal Registration Statement on Form S-3 (File No. 333-106643)

Ladies and Gentlemen:

        Midway Games Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-106643) originally filed on June 30, 2003 and declared effective September 12, 2003 (the "Registration Statement") pursuant to Rule 477 under the Securities Act of 1933, as amended.

        The Company filed the Registration Statement pursuant to an obligation under a Registration Rights Agreement between the Company and the selling stockholders listed in the Registration Statement. The shares of common stock covered by the Registration Statement are shares issuable upon conversion of our Series C Convertible Preferred Stock and exercise of associated warrants. All of the Series C preferred stock and warrants have been exchanged for other securities. Accordingly, the Series C preferred stock and associated warrants are no longer outstanding, and therefore the shares of common stock covered by the Registration Statement are no longer issuable.

        The reason for withdrawing the registration statement is that the shares of common stock covered by the Registration Statement will not be issued. The selling shareholders have no objection to the withdrawal of the Registration Statement. No securities have been sold in connection with the offering covered by the Registration Statement.

        Based on the foregoing, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

        Please do not hesitate to contact the undersigned with any questions at 773/961-2850.

Very truly yours,
MIDWAY GAMES INC.
By:	/s/ DEBORAH K. FULTON Deborah K. Fulton Senior Vice President, Secretary and General Counsel

cc: Tangela Richter, Esq.